UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,437,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,437,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,696 Ordinary Shares (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.32%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)
The 2,437,696 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,437,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,437,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,696 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.32%(1)
	14.	Type of Reporting Person (See Instructions) IN
(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends Amendment Number 3 to Schedule 13D of the Reporting Persons dated April 14, 2020 to update certain information relating to the Reporting Persons as specifically set forth herein.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 amends and supplements the Schedule 13D filed on September 27, 2019, as amended by Amendment No. 1 filed on November 6, 2019, and Amendment No. 2 filed on March 20, 2020, as amended by Amendment No. 3 filed April 14, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following to the end of Item 4:

On September 16, 2020, Mr. Joseph Chow (“Mr. Chow”), chairman and chief executive officer of the Company, executed a deed of adherence to the Consortium Agreement (“Chairman Adherence Deed”), pursuant to which Mr. Chow joined the Buyer Consortium as an Initial Consortium Member.

On September 16, 2020, the Initial Consortium Members (which, for the avoidance of doubt, includes Mr. Chow) entered into an exclusivity extension letter (the “Exclusivity Extension Letter”), pursuant to which such Initial Consortium Members agreed to extend the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement to December 17, 2020.

In connection with the entry into the Chairman Adherence Deed and the Exclusivity Extension Letter, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement entered into by and between PWM and the Issuer, and (ii) that certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Chairman Adherence Deed and the Exclusivity Extension Letter.

Reference to the Chairman Adherence Deed and the Exclusivity Extension Letter in this Amendment No. 4 are qualified in their entirety by reference to the Chairman Adherence Deed and the Exclusivity Extension Letter, copies of which are attached hereto as Exhibits 1 and 2 incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each person named herein is based upon 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.
A.	Parfield

	(a)	Parfield directly beneficially owns 2,437,696 Shares.

Percentage: Approximately 6.32%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,437,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,437,696

	(c)	Parfield has not entered into any transactions in the Shares during the past sixty days.

B.	Amplewood

	(a)	As of the closing of the Parfield SPA, Amplewood directly beneficially owned 0 Shares.

Percentage: 0%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

	(c)	Amplewood has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Chan

	(a)	As the director and sole-owner of each of Parfield and Amplewood, Mr. Chan may be deemed the beneficial owner of the (i) 2,437,696 Shares owned by Parfield and (ii) 0 Shares owned by Amplewood.

Percentage: Approximately 6.32%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,437,696
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,437,696

	(c)	Mr. Chan has not entered into any transactions in the Shares during the past sixty days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned by Beachhead, PWM, CITIC Capital, Hillhouse and Temasek and their respective affiliates for purposes o f Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The descriptions of the principal terms of the Chairman Adherence Deed and the Exclusivity Extension Letter  under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019, incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed November 6, 2019.

Exhibit 99.2	Chairman Adherence Deed dated September 16, 2020.
Exhibit 99.3	Exclusivity Extension Letter dated September 16, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 2020

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN